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SEC FILE NUMBER
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CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K  [  ] Form 20-F  [  ] Form 11-K   [  ] Form 10-Q   [  ] Form N-SAR

For Period Ended: February 28, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
 For the Transition Period Ended: ___________________

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Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION


WORLD INTERNETWORKS, INC.
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Full Name of Registrant


N/A
---
Former Name if Applicable


625 Cochran Street
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Address of Principal Executive Office (Street and Number)


Simi Valley, California 93065
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The company recently completed a merger with GTData Corporation and filed an 8-K regarding that event on March 29, 2001. As a result of the merger transaction, new executive officers and directors were put into place to run the newly combined company, and the business focus of the company has now shifted from the Internet to data storage solutions. Upon consummation of the merger, the company engaged auditors to audit the financial statements of GTData Corporation, a wholly owned subsidiary of the company, and its wholly owned subsidiary TSLi. Due to the proximity of these events to the company's fiscal year end, the company's auditors will not be able to complete an audit of the company by the May 29, 2001 10-KSB due date. As a result, the company is requesting the extra 15 days in which to file its Annual Report on Form 10-KSB.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Stacey L. Bowers                (303)                         605-1572
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(Name)                          (Area Code)                   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            World Internetworks, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May   , 2001                 By: /s/ Robert Genesi
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                                         Robert Genesi
                                         President

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001).
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